

March 23, 2011

Via E-mail
Deborah H. Merrill, Chief Financial Officer
Delta Apparel, Inc.
322 South Main Street
Greenville, S.C. 29601

> **Re:** **Delta Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended July 3, 2010**
> **Filed September 1, 2010;**
> **Schedule 14A for Annual Meeting on November 11, 2010**
> **Filed September 29, 2010 and amended November 4, 2010**
> **File No. 1-15583**

Dear Ms. Merrill:

We have reviewed your response filed February 28, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A for the Annual Meeting on November 11, 2010

Summary Compensation Table, page 31

1. We note your response to comment two of our letter dated February 16, 2011. Please clarify whether these officers had the availability of these apartments for personal use.

Closing Comment

       Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director